Exhibit 99.1

Sierra Metals to Release Q2-2021 Consolidated Financial Results on Monday August 9th, 2021

Shareholder Conference Call and Webcast will also be held on Tuesday August 10th, 2021

TORONTO--(BUSINESS WIRE)--July 13, 2021--Sierra Metals Inc. (TSX: SMT) (NYSE American: SMTS) (BVL: SMT) (“Sierra Metals” or the “Company”) will release Q2-2021 financial results on Monday August 9th, 2021 after Market Close. Senior Management will also host a webcast and conference call on Tuesday August 10th, 2021 at 10:30am EDT. Details of the Conference Call and Webcast are as follows:

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/3193745/DC7EA7F3C83E666235B780E1DAD14D0A

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

To register for this conference call, please use the link provided below. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. As well, reminders will be sent to registered participants in advance of the call. If you experience difficulty registering, please dial: (888) 869-1189 or (706) 643-5902 for extra assistance.

Registration is open throughout the live call, however, to ensure you are connected for the full call we suggest registering a day in advance or at minimum 10 minutes before the start of the call.

Conference Call Registration Link:

http://www.directeventreg.com/registration/event/7308198

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Mike McAllister Vice President, Investor Relations Sierra Metals Inc. Tel: +1 (416) 366-7777 Email: info@sierrametals.com	Luis Marchese CEO Sierra Metals Inc. Tel: +1 (416) 366-7777

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 18, 2021 for its fiscal year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777